May 22, 2018
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathryn Jacobson, Senior Staff Accountant
Re: Whirlpool Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed April 24, 2018
File No. 001-03932
Dear Ms. Jacobson:
As Executive Vice President and Chief Financial Officer of Whirlpool Corporation, I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated May 14, 2018, containing a comment on the above-referenced filing. For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Overview, page 28
We note your statement that “Whirlpool Corporation delivered ongoing EBIT improvement and record first-quarter ongoing earnings per share.” You also made a similar statement on page 21 of your Form 10-K which reads in part that “Whirlpool Corporation delivered … the second highest year ever in terms of ongoing earnings per share in 2017.” In future filings, if you make reference to a non-GAAP measure, please also cite the most comparable GAAP measure with equal or greater prominence. Refer to Q&A 102.10 of the CD&I on Non-GAAP Financial Measures (April 4, 2018).
Response: In compliance with the Staff’s comment and in accordance with Q&A 102.10 of the CD&I on Non-GAAP Financial Measures, we will in future filings cite the most comparable GAAP measure with equal or greater prominence when referencing a non-GAAP measure.

I hope that the foregoing has been responsive to the Staff’s comment. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com.

Sincerely,
/s/ JAMES PETERS
James Peters
Executive Vice President and Chief Financial Officer

cc:	Robert Littlepage
Bridget K. Quinn, Whirlpool Corporation
Paul Steih, Ernst & Young LLP